SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 10, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 10, 2016: USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. have been redeemed as part of Nokia’s capital structure optimization program

USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. have been redeemed as part of Nokia’s capital structure optimization program

Nokia Corporation
Stock Exchange Release
February 10, 2016 at 19:15 (CET +1)

USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. have been redeemed as part of Nokia’s capital structure optimization program

Espoo, Finland - Nokia announced today that the USD 1.85 billion aggregate principal amount of senior notes issued by Alcatel-Lucent USA Inc., comprising the USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020, have been redeemed in accordance with terms and conditions of the notes. Alcatel-Lucent USA Inc. is a subsidiary of Alcatel-Lucent S.A., the French company controlled by Nokia.

The redemption is part of Nokia’s EUR 7 billion capital structure optimization program announced on October 29, 2015, which focuses on, among other things, reducing interest-bearing liabilities of the combined Nokia and Alcatel-Lucent by approximately EUR 2 billion.

Alcatel-Lucent S.A. has also on February 9, 2016 terminated its EUR 504 million revolving credit facility. Following these transactions all debt items in the combined company capital structure are based on investment grade documentation and have no financial covenants.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, ADSs and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal